EXHIBIT 99.1

Cellectis Announces Participation in Upcoming Investor Conferences

NEW YORK, Sept. 01, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today announced that it will participate in the upcoming investor conferences:

Wells Fargo 21st Annual Healthcare Conference – Boston, MA
September 10, 2026

Baird 2026 Global Healthcare Conference – New York
September 15, 2026
Company presentation at 12:50 - 1:20 p.m. ET

Fall Focus: Barclays Biotech 1x1 Day – New York
October 6, 2026

Stifel 2026 Healthcare Conference – New York
November 10-12, 2026

Jefferies Global Healthcare Conference – London
November 16-19, 2026

Cellectis' management team will be available for meetings with investors throughout these conferences. To arrange a meeting, please contact the respective conference representatives or Cellectis Investor Relations at investors@cellectis.com

Any available webcast will be posted to the Company's website at https://www.cellectis.com/en/investors/events-and-webcasts/.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish. Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33,

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  PRESS RELEASE_Q4 2026 conference attendance_EN (https://ml.globenewswire.com/Resource/Download/2c87b37f-eaad-4e5a-9d0e-2c878845c025)